8-1369 BB 3/9

SEC [barcode] ISSION

06004026

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 3 2006
WASH, D.C.
213

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AB 3/20

SEC FILE NUMBER
8- ~~1306878~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management, LP and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amrit Kanwal — (617) 760-1248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/25

OATH OR AFFIRMATION

I, Amrit Kanwal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management, LP and Subsidiary, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public Comm. Expires 11/9/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
(SEC I.D. No. 8-1306878)

Consolidated Statement of Financial Condition as of December 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e) (3) as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees and Partners of Putnam Retail Management,
Limited Partnership and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Putnam Retail Management, Limited Partnership and subsidiary (the "Partnership") (a wholly owned subsidiary of Putnam Investments Trust) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Partnership at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS:		
Cash and cash equivalents	$	77,471,163
Securities purchased under agreements to resell		11,000,000
Accounts receivable from sales of mutual fund shares		203,488
Accounts receivable from mutual funds for distribution plans		61,215,084
Prepaid expenses and other assets		1,156,142
Property and equipment, net		199,647
TOTAL ASSETS	$	151,245,524
LIABILITIES AND PARTNERS' EQUITY:		
Liabilities:		
Accounts payable for mutual fund shares sold	$	254,409
Accrued compensation and employee benefits		12,877,179
Accounts payable and accrued expenses		36,398,940
Commissions payable for distribution plans		54,024,320
Total liabilities		103,554,848
Commitments and Contingencies (Note 8)		
Partners' Equity:		
Partners' Equity		115,584,422
Accounts receivable from Parent		(67,893,746)
Total partners' equity		47,690,676
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	151,245,524

The accompanying notes are an integral part of this consolidated statement of financial condition.

(1) Organization

Putnam Retail Management, Limited Partnership and subsidiary (the "Partnership") is a 99% owned subsidiary of Putnam, LLC, which is a wholly owned subsidiary of Putnam Investments Trust (the "Parent"/"Putnam"), and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Putnam, LLC. The Parent is a majority owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management, which include domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

In 2003, the Partnership expanded its license which permits it to act as an introducing broker on a fully disclosed basis. All accounts are carried by, and all trades are cleared through, Pershing, LLC ("Pershing"). The agreement between the Partnership and Pershing provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership monitors its customer activity by reviewing information it receives from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of Putnam Retail Management, Limited Partnership and its wholly owned subsidiary. All material intercompany accounts are eliminated in consolidation.

Accounting Estimates

The accompanying consolidated statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with banks, and investments in commercial paper. Investments in commercial paper are recorded at amortized cost, which approximates fair market value.

Securities Purchased Under Agreements to Resell

The Partnership invests certain cash balances, held in its capacity as investor servicing agent and distributor for the Funds, in resale agreements. The Partnership has a corresponding liability for these balances, which is included in accounts payable and accrued expenses in the consolidated statement of financial condition. Interest earned from these investments is used to reduce amounts due from the Funds for services provided by the Partnership.

(2) Summary of Significant Accounting Policies (continued)

Resale agreements are recorded in the consolidated statement of financial condition at the amounts at which the securities were purchased, which approximates fair market value, based upon the short-term nature of the agreements.

The Partnership purchased certain U.S. Treasury obligations from a single party for $11,000,000 at December 30, 2005 and agreed to resell these U.S. Treasury obligations on January 3, 2006 for cost plus interest accrued. The Partnership's policy is to take possession or control of the security underlying the resale agreement. At December 31, 2005, the U.S. Treasury obligations, held as collateral, had fair market values, including accrued interest, of $11,164,507.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation expense is calculated using the straight-line method, based on the estimated useful life of each respective asset group as follows: computer equipment – three years, office and other equipment – five years, and furniture - seven years. Leasehold improvements are amortized using the straight-line method over the periods covered by the applicable leases, or the estimated useful life of the improvement, whichever is less. Upon sale or retirement, the cost less accumulated depreciation and amortization is removed from the accounts and the resulting gain or loss, if any, is reflected in operating income. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. The Partnership periodically reviews long-lived assets for impairment whenever events or changes indicate that the carrying value of assets may not be recoverable.

Income Taxes

The Partnership is taxed as a corporation for federal tax purposes and as a Corporate Trust for Massachusetts state tax purposes.

The Parent is a participant in a master tax sharing agreement between MMC and its subsidiaries. As a result of this agreement, the Parent allocates certain tax amounts to its various subsidiaries. The Partnership is included in the federal tax return of MMC. The current and deferred tax provision recorded on the Partnership's books is representative of how the Partnership would have computed its provision had it not been included in the federal tax return of MMC.

Under an agreement with the Parent, the Partnership remits to the Parent each month the amount of its net current and deferred tax provision. If the Partnership has a net tax benefit, the Parent remits that amount to the Partnership. The Parent assumes responsibility for the payment of all taxes in accordance with federal, state, and local laws. As a result of this agreement, the Partnership has no current or deferred tax liabilities or assets recorded in its consolidated statement of financial condition at December 31, 2005.

(3) Property and Equipment

Property and equipment consists of the following at December 31, 2005:

Property and equipment	$1,017,406
Less accumulated depreciation	(817,759)
Property and equipment, net	$199,647

(4) Net Capital Requirements

As a broker/dealer, Putnam Retail Management, Limited Partnership is subject to the Securities and Exchange Commission's (the "SEC") regulations and operating guidelines, including Rule 15c3-1, which requires the Partnership to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Partnership's net capital, as computed pursuant to Rule 15c3-1, was $38,928,377 at December 31, 2005, which was greater than the required net capital of $6,889,240 by $32,039,137. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 2.65 to 1.

(5) Exemption from Reserve and Security Custody Requirements Pursuant to Rule 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Securities and Exchange Commission Act, under the provisions of subparagraph (k)(2)(ii) thereof, as its transactions are cleared through another broker-dealer on a fully disclosed basis. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(6) Transactions with Parent

Accounts receivable from Parent represents intercompany transactions between the Partnership and the Parent due to the receipt and payment of cash on the Parent's books and the recording of related transactions on the Partnership's books. This balance is recorded as a reduction of partners' equity in the consolidated statement of financial condition.

(7) Fair Market Value of Financial Instruments

The estimated fair market value of the Partnership's financial instruments is described below. The fair market values shown do not indicate the Partnership's intent or ability to dispose of the financial instruments.

- *Securities Purchased Under Agreement to Resell*
  The estimated fair market value of the Partnership's securities purchased under agreements to resell approximates their carrying value due to the securities' short-term nature.

- *Accounts Receivable from Sales of Mutual Fund Shares*
  The carrying amount of accounts receivable from sales of mutual fund shares approximate fair market value due to their short-term nature.

- *Accounts Receivable from Mutual Funds for Distribution plans*
  The carrying amount of accounts receivable from mutual funds for distribution plans approximate fair market value due to their short-term nature.

- *Accounts Receivable from Parent*
  The carrying amount of the accounts receivable from Parent approximates fair market value due to its short-term nature.

(8) Commitments and Contingencies

The Partnership, the Parent, and MMC are subject to claims and lawsuits which seek damages, including punitive damages, in amounts, which could, if assessed, be significant. The following are specific to the Partnership:

- In the Spring of 2004, Putnam received document requests and subpoenas from the Massachusetts Securities Division, NYAG, the SEC and the Department of Labor relating to plan expense reimbursement agreements between Putnam and certain multi-employer deferred compensation plans that are Putnam clients, and also relating to Putnam's relationships with consultants retained by multi-employer deferred compensation plans. At that time, the Massachusetts Securities Division took testimony from a number of Putnam employees relating to these matters.

- In October 2004 the Department of Labor indicated its preliminary belief that Putnam may have violated certain provisions of ERISA related to investments by the Putnam Profit Sharing Retirement Plan and certain discretionary ERISA accounts in Putnam funds that pay 12b-1 fees. Putnam has made a written submission to the Department of Labor addressing these issues.

- Starting in January 2004, the NASD has made several requests for information relating to reimbursement of expenses to participants at certain sales meetings (during the period from 2001 to 2004). Putnam has fully responded to these requests and is cooperating with the NASD's investigation.

- MMC and Putnam have also been named as defendants in a consolidated amended complaint filed on behalf of a putative class of investors in certain Putnam funds, and in another consolidated amended complaint in which certain fund investors purport to assert derivative claims on behalf of all Putnam funds. These suits seek to recover unspecified damages allegedly suffered by the funds and their shareholders as a result of purported market-timing and late-trading activity that allegedly occurred in certain Putnam funds. The derivative suit seeks additional relief, including termination of the investment advisory contracts between Putnam and the funds, cancellation of the funds' 12b-1 plans and the return of all advisory and 12b-1 fees paid by the funds over a certain period of time. In addition to MMC and Putnam, various Putnam affiliates, certain trustees of Putnam funds, certain present and former Putnam officers and employees, and persons and entities that allegedly engaged in or facilitated market-timing or late trading activities in Putnam funds are named as defendants. The complaints allege violations of sections 11, 12(a), and 15 of the Securities Act of 1933, sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, sections 36(a) and (b), 47 and 48(a) of the Investment Company Act of 1940, and sections 206 and 215 of the Investment Advisers Act, as well as state law claims for breach of fiduciary duty, breach of contract, unjust enrichment and civil conspiracy. Putnam has also been named as a defendant in its capacity as a sub-advisor to a non-Putnam fund in a class action suit pending in the District of Maryland against another mutual fund complex.

- Putnam Investment Management, LLC (a subsidiary of the Parent) and Putnam Retail Management Limited Partnership have been sued in the United States District Court for the District of Massachusetts for alleged violations of Section 36(b) of the Investment Company Act of 1940 in connection with the receipt of purportedly excessive advisory and distribution fees paid by certain Putnam Funds in which plaintiffs purportedly owned shares. Plaintiffs seek, among other things, to recover the "excessive" advisory and distribution fees paid to defendants by those funds beginning one year prior to the filing of the complaint, rescission of the management and distribution agreements between defendants and the funds, and a prospective reduction in fees. On March 28, 2005, the Court granted in part and denied in

(8) Commitments and Contingencies (continued)

part defendant's motion to dismiss the complaint. Plaintiffs served an amended complaint on April 4, 2005. On January 19, 2006, the Court granted plaintiffs' motion for leave to file a second amended complaint, and granted defendants' motion for partial summary judgment, limiting the scope of the suit to the fees paid by the five Putnam funds.

In light of the multiple regulatory inquiries and actions that the Partnership, the Parent, and MMC are addressing, there is a significant risk of additional litigation by private parties relating to the subject mater of the regulatory inquiries or actions, which could result in substantial litigation expenses and potential damages or settlements.

The complaints in all of the above-referenced matters seek monetary damages and other forms of relief. Except as specifically set forth above, at the present time, Putnam's management is unable to provide a reasonable estimate of the range of possible loss attributable to the foregoing proceedings or the impact they may have on the Partnership's consolidated results of operations or financial position or the Partnership's cash flows (to the extent not covered by insurance). The principal reasons for this are that many of these cases are in their early stages, the sufficiency of the complaints has not yet been tested in most of the cases, and, in many of the cases, only limited discovery, if any, has taken place. Without knowledge of which, if any, claims will survive, it is not possible to reasonably estimate the possible loss or range of loss.

The ultimate outcome of claims, lawsuits, and other contingencies referred to above cannot be readily ascertained. Liabilities, in addition to the amounts accrued in the consolidated financial statements, in indeterminate amounts may be imposed on the Partnership and the Parent. On the basis of present information, it is the opinion of Putnam's management that the disposition or ultimate determination of these claims, lawsuits, proceedings, and reviews may have a material adverse effect on the consolidated statements of income, balance sheets or cash flows of the Partnership.